July 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           India Globalization Capital, Inc. – Annual Report
on Form 10-K for the Fiscal Year ended March 31, 2014

Ladies and Gentlemen:

On behalf of India Globalization Capital, Inc., a Maryland corporation (“IGC”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of IGC’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014.

The financial statements in the Form 10-K of IGC do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Please note that the Form 10-K, to the extent applicable, takes account of the staff’s comments to prior filings.

Please address any comments or questions that you may have concerning the Form 10-K to Ram Mukunda, the Company's President and Chief Executive Officer, or to me.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman
Enclosures

cc:           Mr. Ram Mukunda
Ms. Claudia Grimaldi